Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2013	2014	2015	2016
	$	$	$	$	$
Available earnings:
Earnings before income taxes and equity earnings	236	72	261	156	157
Add fixed charges:
Interest expense incurred	75	83	99	87	64
Amortization of debt expense and discount	8	4	4	6	2
Interest portion of rental expense (1)	11	11	11	9	9
Total earnings as defined	330	170	375	258	232
Fixed charges:
Interest expense incurred	75	83	99	87	64
Amortization of debt expense and discount	8	4	4	6	2
Interest portion of rental expense (1)	11	11	11	9	9
Total fixed charges	94	98	114	102	75
Ratio of earnings to fixed charges	3.5	1.7	3.3	2.5	3.1

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).